SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sisecam Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

172464 109

(CUSIP Number)

Sisecam Chemicals USA Inc.
c/o Türkiye Şişe Ve Cam Fabrikalari A.Ş.
İçmeler Mah. D-100 Karayolu Cad. No:44A
34947 Tuzla/İstanbul – Turkey
Attention: Hande Eroz, General Counsel
Telephone: +90 850 206 50 50

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals USA Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources LP (“Sisecam Resources” or the “Issuer) held of record by Sisecam Chemicals Wyoming LLC, a Delaware limited liability company (“New Wyoming”), as successor by conversion to Sisecam Wyoming Holding Co., a Delaware corporation (“Sisecam Holding”).  New Wyoming is a wholly owned subsidiary of Sisecam Chemicals Resources LLC, a Delaware limited liability company (“New Resources”), and successor by conversion to Ciner Resources Corporation (“Ciner Corp”), a Delaware corporation.  Sisecam Chemicals USA Inc., a Delaware corporation (“Sisecam US”), may be deemed to share beneficial ownership of such common units as a result of its 60% interest in New Resources, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on April 28, 2022.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Wyoming LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Wyoming may be deemed to share beneficial ownership of such common units as a result of its ownership of limited partnership interests of Sisecam Resources, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on April 28, 2022.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Resources LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Resources may be deemed to share beneficial ownership of such common units as a result of its ownership of New Wyoming, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on April 28, 2022.

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS
Türkiye Şişe ve Cam Fabrikalari A.Ş.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 73.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,551,000 common units representing limited partner interests of Sisecam Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp. Türkiye Şişe ve Cam Fabrikalari A.Ş. (“Sisecam”) may be deemed to share beneficial ownership of such common units as a result of its ownership of Sisecam US, as more fully described herein.

** Calculation of percentage is based on a total of 19,799,791 common units outstanding on April 28, 2022.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on December 30, 2021 by Sisecam Chemicals USA Inc. (“Sisecam US”), Sisecam Chemicals Wyoming LLC (“New Wyoming”), Sisecam Chemicals Resources LLC (“New Resources”), Soda Sanayii A.S. (“Soda”) and Türkiye Şişe ve Cam Fabrikalari A.Ş. (“Sisecam” with respect to the common units representing limited partner interests (the “Common Units”) of Sisecam Resources LP (the “Issuer”). The Schedule 13D shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common units (the “Units”) of Sisecam Resources LP (the “Issuer”), whose principal executive office is located at Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.

Item 2.	Identity and Background

No change to this Item.

Item 3.	Source and Amount of Funds or Other Consideration

No change to this Item.

Item 4.	Purpose of Transaction

Item 4 is hereby amended as follows:

On July 6, 2022, Sisecam Chemicals Resources LLC (“SCR”), delivered a non-binding proposal (the “Proposal”) to the Board of Directors of Sisecam Resource Partners LLC (the “GP”), the General Partner of the Issuer to acquire all of the issued common units, representing limited partner interests in the Issuer not already owned by SCR or its affiliates, in exchange for $17.90 in cash per issued and outstanding publicly held common unit of the Partnership, which represents the thirty day volume weighted average price per share, as of July 5, 2022. The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed as Exhibit B hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between SCR and the Issuer with respect to the Proposal will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction contemplated in such definitive agreement. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of SCR, including the satisfactory completion of due diligence, the approval of the conflicts committee of the Board of Directors of the GP, the approval by holders of a majority of the outstanding common units of the Issuer, which would be satisfied upon the acceptance of the offer by Sisecam US and Ciner Group, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Except as may be required by law, SCR does not intend to disclose developments with respect to the foregoing unless and until the GP and SCR have approved a specific transaction, if any, and the Issuer and SCR have then entered into a definitive agreement to affect such transaction.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) is hereby amended as follows:

(a)    As a result of Sisecam US’ acquisition of a 60% interest in New Resources, the Reporting Persons control New Wyoming, the record and beneficial owner of 14,551,500 common units of the Issuer, which, based on 19,799,791 common units outstanding as of April 28, 2022, represents 73.5% of the outstanding common units of the Issuer.

Sisecam, as the owner of all of the equity interests of Sisecam US following the dissolution of Soda in 2021, may be deemed to share with Sisecam US the beneficial ownership of the 14,551,000 common units representing 73.5% of the outstanding common units of the Issuer held of record by New Wyoming and beneficially by New Resources as of December 21, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits

Exhibit B Offer Letter, dated July 6, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2022
SISECAM CHEMICALS USA INC.

	By:	/s/ Mustafa Gorkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2022
SISECAM CHEMICALS WYOMING LLC

	By:	/s/ Mustafa Gorkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2022
SISECAM CHEMICALS RESOURCES LLC

	By:	/s/ Mustafa Gorkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2022
TÜRKIYE ŞIŞE VE CAM FABRIKALARI A.Ş.

	By:	/s/ Mustafa Gorkem Elverici
	Name:	MUSTAFA GÖRKEM ELVERICI
	Title:	DIRECTOR